UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10959

Standard Pacific Corp.

(Exact name of registrant as specified in its charter)

15326 Alton Parkway, Irvine, California 92618 (949) 789-1600

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

8 1/2% Senior Notes Due 2007

(Registered on Form 8-A, filed June 16, 1997)

(Title of each class of securities covered by this Form)

Common stock, $0.01 par value per share

Preferred Stock Purchase Rights

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Standard Pacific Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 27, 2003	By:	/s/ Clay A. Halvorsen

	Name:	Clay A. Halvorsen
	Title:	Senior Vice President, General Counsel and Secretary